3-18-02

02025474

333-11904

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 18, 2002

PARTHUS TECHNOLOGIES PLC

32-34 Harcourt Street
Dublin 2, Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

This report on Form 6-K contains a press release dated March 15, 2002, confirming that Parthus Technologies plc and DSP Group, Inc. are in preliminary discussions regarding a potential combination of Parthus' business and DSP Group's intellectual property licensing business.

parthus
POWERING THE MOBILE INTERNET™

PARTHUS TECHNOLOGIES PLC AND DSP GROUP, INC CONFIRM DISCUSSIONS

Parthus Technologies plc (Nasdaq: PRTH, LSE: PRH) and DSP Group, Inc (Nasdaq: DSPG) confirmed today that they are in preliminary discussions regarding a potential combination of Parthus' business and DSP Group's intellectual property licensing business. DSP Group had previously announced the contemplated spin-off of its IP licensing business.

DSP Group and Parthus also confirmed the discussions do not involve an acquisition of Parthus by the DSP Group.

These discussions are at a preliminary stage at this time and do not contemplate the payment of any premium in connection with the proposed transaction.

Ends

Enquiries

Parthus Technologies Tel: +353 1 402 2566
Barry Nolan, Vice President Marketing

Financial Dynamics Tel: +44 207 2697179
James Melville-Ross

DSP Group, Inc. Tel: ++1 408 986 4423
Yaniv Arieli, VP Finance and CFO Technology Licensing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARTHUS TECHNOLOGIES PLC

Dated: March 18, 2002

By: /s/ ELAINE COUGHLAN
Elaine Coughlan
Chief Financial Officer